55 Jewelers Park Drive
Neenah WI 54956
February 11, 2008
VIA EDGAR
Mr. Stephan Krikorian
Accounting Branch Chief
Mail Stop 4561
Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

RE:	Plexus Corp. Commission File No. 000-14824
Dear Mr. Krikorian:
     This letter responds to the comments which Commission Staff made in your letter dated January 29, 2008, addressed to Dean A. Foate, Plexus Corp.’s President and Chief Executive Officer, relating to Plexus’ fiscal 2007 Annual Report on Form 10-K and Form 8-K dated January 23, 2008. I am answering at Mr. Foate’s request. The response is made to the comments in numbered Paragraph 1 of your letter.
Plexus Response
     Plexus regularly uses after-tax return on invested capital (“ROIC”) as an internal management tool to evaluate performance, particularly to note year over year changes. Also, a derivative of ROIC (Return on Capital Employed — “ROCE”) is used as one of the key components under Plexus’ annual variable incentive compensation plan. We chose to provide this information to investors because we believe it provides insight into the metrics that are driving management as well as management’s performance under the tests which it sets for itself. In particular, we believed it was an important disclosure to shareholders in 2007, when ROIC showed a decline from the prior year, to continue consistent disclosure. We also provide this disclosure because we believe investors find it to be a useful measurement.
     Since Plexus views ROIC as a ratio of performance and not a “GAAP” disclosure, we did not consider the inclusion of ROIC comparisons to be a “non-GAAP” disclosure that would require reconciliation to a “GAAP” ratio. Rather, we considered ROIC as an internal ratio that is

Mr. Stephan Krikorian
February 11, 2008

prepared from data and other information to compare changes from period to period. We have reviewed the definition of non-GAAP financial measures and the discussion of them in Release 33-8176, and now have a better appreciation for why the Staff would consider our ROIC presentation to be a non-GAAP disclosure. We will treat it accordingly on a going-forward basis.
     In the Form 10-K, we included a table and a definition to explain our computation of ROIC, with the intent of making the ratio more understandable to readers. We also provided the discussion of ROIC after our discussion of key GAAP metrics to not unduly highlight ROIC. Going forward, we will be mindful of the provisions of Regulation S-K, Item 10(e). As requested by the Staff, set forth on Appendix A is a reconciliation of the ROIC numbers which we presented.
     On a going forward basis, we will provide a more thorough explanation of why we use ROIC internally. We will also augment the information which we provide regarding the calculation of ROIC; for example, to the extent we use any adjusted numbers in its calculation, we will begin our calculation with numbers prior to any adjustment and show the changes in a manner similar to but abbreviated from the reconciliation attached to our quarterly earnings press releases. We will further consider whether there is a GAAP ratio to which we should specifically reconcile the ROIC information; however, we have not at this point determined one that we believe is reasonably comparable.
*       *       *
     On behalf of Plexus, and as requested in your letter, we acknowledge that:
•	Plexus is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Plexus may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Stephan Krikorian
February 11, 2008

     We trust that you will find this letter responsive to your comments. Please feel free to contact me at (920) 751-5487, Angelo M. Ninivaggi, Plexus’ General Counsel, at (920) 751-3524, or Kenneth V. Hallett of Quarles & Brady LLP, our outside counsel, at (414) 277-5345, if you have any questions or need further information.

Very truly yours, PLEXUS CORP.
By:	/s/ Ginger M. Jones
Ginger M. Jones
Vice President and Chief Financial Officer

cc:	Mr. Dean A. Foate Angelo M. Ninivaggi, Esq. Kenneth V. Hallett, Esq.

Appendix A
ROIC calculation with non-GAAP numbers

	Quarter ended	Fiscal year ended
	December 29,	September 29,	September 30,	October 1,
	2007	2007	2006	2005

Operating income	$31,928	$79,438	$80,262	$(9,745)
Plus unusual charges (restructuring and/or impairment)	—	1,838	—	39,162

Operating income (excluding unusual charges)	31,928	81,276	80,262	29,417
Tax rate (excluding unusual charges)	18.0%	22.0%	0.6%	5.0%

Income taxes — Non-GAAP	5,747	17,881	482	1,471

Operating income (tax effected)	$26,181	$63,395	$79,780	$27,946

Average capital employed	$404,600	$360,308	$277,033	$321,611

ROIC	25.9%	17.6%	28.8%	8.7%

	Actual	Actual	Average capital
	9/29/07	12/29/2007	employed

Equity	$573,265	$604,792
Plus:
Debt — current	1,720	1,815
Debt — non-current	25,082	24,681
Less:
Cash and cash equivalents	(154,109)	(158,547)
Short-term investments	(55,000)	(54,500)

	$390,958	$418,241	$404,600

	Actual	Actual	Actual	Actual	Actual	Average capital
	9/30/06	12/30/06	3/31/07	6/30/07	9/29/07	employed

Equity	$481,567	$503,457	$518,023	$540,437	$573,265
Plus:
Debt — current	997	1,049	1,643	1,701	1,720
Debt — non-current	25,653	25,739	25,551	25,460	25,082
Less:
Cash and cash equivalents	(164,912)	(132,872)	(132,706)	(145,206)	(154,109)
Short-term investments	(30,000)	(45,000)	(45,000)	(45,000)	(55,000)

	$313,305	$352,373	$367,511	$377,392	$390,958	$360,308

	Actual	Actual	Actual	Actual	Actual	Average capital
	10/1/05	12/31/05	4/1/06	7/1/06	9/30/06	employed

Equity	$340,015	$356,629	$393,111	$437,038	$481,567
Plus:
Debt — current	770	1,758	1,553	1,245	997
Debt — non-current	22,310	21,959	21,623	21,666	25,653
Less:
Cash and cash equivalents	(98,727)	(109,667)	(124,673)	(139,750)	(164,912)
Short-term investments	(10,000)	(10,000)	(25,000)	(30,000)	(30,000)

	$254,368	$260,679	$266,614	$290,199	$313,305	$277,033

	Actual	Actual	Actual	Actual	Actual	Average capital
	9/30/04	1/1/05	4/2/05	7/2/05	10/1/05	employed

Equity	$351,413	$358,819	$352,722	$326,759	$340,015
Plus:
Debt — current	811	2,744	2,077	1,165	770
Debt — non-current	23,160	29,912	22,638	22,523	22,310
Addback of goodwill written-off				26,915	26,915
Less:
Cash and cash equivalents	(40,924)	(43,614)	(36,119)	(64,225)	(98,727)
Short-term investments	(4,005)	—	—	(6,000)	(10,000)

	$330,455	$347,861	$341,318	$307,137	$281,283	$321,611

Appendix A
ROIC calculation with GAAP numbers

	Quarter ended	Fiscal year ended
	December 29,	September 29,	September 30,	October 1,
	2007	2007	2006	2005

Operating income	$31,928	$79,438	$80,262	$(9,745)
Tax rate	18.0%	22.0%	-20.6%	-12.9%

Income taxes — GAAP	5,747	17,476	(16,534)	1,257

Operating income (tax effected)	$26,181	$61,962	$96,796	$(11,002)

Average capital employed	$404,600	$360,308	$277,033	$310,845

ROIC	25.9%	17.2%	34.9%	-3.5%

	Actual	Actual	Average capital
	9/29/07	12/29/2007	employed

Equity	$573,265	$604,792
Plus:
Debt — current	1,720	1,815
Debt — non-current	25,082	24,681
Less:
Cash and cash equivalents	(154,109)	(158,547)
Short-term investments	(55,000)	(54,500)

	$390,958	$418,241	$404,600

	Actual	Actual	Actual	Actual	Actual	Average capital
	9/30/06	12/30/06	3/31/07	6/30/07	9/29/07	employed

Equity	$481,567	$503,457	$518,023	$540,437	$573,265
Plus:
Debt — current	997	1,049	1,643	1,701	1,720
Debt — non-current	25,653	25,739	25,551	25,460	25,082
Less:
Cash and cash equivalents	(164,912)	(132,872)	(132,706)	(145,206)	(154,109)
Short-term investments	(30,000)	(45,000)	(45,000)	(45,000)	(55,000)

	$313,305	$352,373	$367,511	$377,392	$390,958	$360,308

	Actual	Actual	Actual	Actual	Actual	Average capital
	10/1/05	12/31/05	4/1/06	7/1/06	9/30/06	employed

Equity	$340,015	$356,629	$393,111	$437,038	$481,567
Plus:
Debt — current	770	1,758	1,553	1,245	997
Debt — non-current	22,310	21,959	21,623	21,666	25,653
Less:
Cash and cash equivalents	(98,727)	(109,667)	(124,673)	(139,750)	(164,912)
Short-term investments	(10,000)	(10,000)	(25,000)	(30,000)	(30,000)

	$254,368	$260,679	$266,614	$290,199	$313,305	$277,033

	Actual	Actual	Actual	Actual	Actual	Average capital
	9/30/04	1/1/05	4/2/05	7/2/05	10/1/05	employed

Equity	$351,413	$358,819	$352,722	$326,759	$340,015
Plus:
Debt — current	811	2,744	2,077	1,165	770
Debt — non-current	23,160	29,912	22,638	22,523	22,310
Less:
Cash and cash equivalents	(40,924)	(43,614)	(36,119)	(64,225)	(98,727)
Short-term investments	(4,005)	—	—	(6,000)	(10,000)

	$330,455	$347,861	$341,318	$280,222	$254,368	$310,845